Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-192476

Free Writing Prospectus dated February 7, 2014

Fantex, Inc.

Beginning on January 29, 2014, several emails were exchanged between Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”) and reporters from each of Fortune and the Denver Business Journal (together, the “Emails”).  Each of these email exchanges reference an initial public offering (the “Offering”) of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”) of Fantex, Inc., which Offering is covered by the Registration Statement on Form S-1 (File No. 333-192476), as amended (the “Registration Statement”), that we filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

The emails attached as Annex A were exchanged between the Company and reporter Daniel Roberts of  Fortune on January 29, 2014; and the emails attached as Annex B were exchanged between the Company and reporter Heather Draper of the Denver Business Journal on February 6, 2014.

You should consider statements in the Emails or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into such Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the offering, expectations for the use of the net proceeds from the Offering, financial condition, liquidity, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or Vernon Davis. The Company generally identifies forward-looking statements by words such as “intend,” “expect,” “believe,” “may,” “might,” “will,” “would,” “should,” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Emails dated January 29, 2014 between Fantex, Inc. and Daniel Roberts of Fortune

Publication: Fortune

Reporter: Daniel Roberts

Date: 1/29/14

Email (from Daniel Roberts, Fortune to AlexaRae Antekeier, FP)

Date: 1/29/14

Time: 6:54 PM ET

AlexaRae,

I’m considering a short post for tmrw or Friday about the launch.

Weird question, but shouldn’t be too difficult: might you be able to send me the recording from our chat so I can quote Buck? Thanks so much.

Email (from AlexaRae Antekeier, FP to Daniel Roberts, Fortune)

Date: 1/29/14

Time: 8:15 PM ET

Hi Daniel,

Thanks again for your time today. Was great to meet you and introduce you to Buck; hope you found the chat with him beneficial.

Also, that’s really great news re: a potential short post either tmrw or Friday. I’m checking with our legal team to see if it’s OK for me to share the recording (should be), but just need to make sure. I’ll let you know either way as soon as I hear.

Thanks, and if you have any other questions in the meantime, please don’t hesitate to reach out!

AlexaRae

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Annex B

Emails dated February 6, 2014 between Fantex, Inc. and Heather Draper of the Denver Business Journal

Publication: Denver Business Journal

Reporter: Heather Draper

Date: 2/6/14

Email (from Heather Draper, Denver Business Journal to Owen Donnelly, Finn Partners)

Date: 2/6/14

Time: 4:16 PM ET

“What do the investors get out of the IPO?

I ask before this Forbes post in December describes it as “the crumbs”:

That is good news for anyone thinking of buying these shares with the notion of making a profit. The public offerings would be good for the athletes as a hedge against inflation and good for the founders of Fantex, who would use the proceeds of the IPOs to buy the percentage of the future earnings of the athletes. But it seems like the IPO would leave investors with the crumbs.

Thanks,

Heather”

Email (from Owen Donnelly, Finn Partners to Heather Draper, Denver Business Journal)

Date: 2/6/14

Time: 6:03PM ET

“Hi Heather,

Buck’s response is below. Let me know if you need anything else and have a great night.

“My job as the CEO of Fantex, Inc. is to create value for my shareholders.  In order to achieve this, we intend to grow the brand income from the athlete brands and to pay out dividends to our shareholders.”

Thanks,

Owen

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This email will be filed with the SEC and as such will be publicly available.”

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